Exhibit 1

Kimmeridge Energy Nominates Three Highly Qualified Directors for the Board of PDC Energy, Inc.

Kimmeridge compelled to make nominations given PDC Energy’s steep discount to intrinsic value and management’s apparent unwillingness to adopt numerous operational and strategic initiatives to maximize shareholder value

Over the past 3, 5, and 10 years,1 PDC Energy’s return on average capital employed is materially lower than its weighted average cost of capital

Ben Dell, Alice Gould, and James Adelson would bring strong, relevant backgrounds, financial operational expertise to PDC Energy’s Board

New York, NY and Denver, CO – March 7, 2019 – Kimmeridge Energy Management Company, LLC ("Kimmeridge"), beneficial owners of 5.1% of the common shares of PDC Energy, Inc. (“PDC” or the “Company”) (NYSE: PDCE), today announced that it is nominating three highly qualified candidates for election to PDC’s Board of Directors at the Company's 2019 Annual Meeting of Stockholders. In addition, Kimmeridge has released an investor presentation discussing its reasons for making the nominations and detailing how it believes the Company should create value for stockholders. The presentation can be accessed here: www.kimmeridge.com/pdc/.

Ben Dell, Founder and Managing Partner of Kimmeridge, said, “Despite holding enviable assets, we believe PDC has consistently delivered poor financial and operational performance across a host of critical metrics. In addition, management has repeatedly appeared to be unwilling to meaningfully address the Company’s failings, which has, in our view resulted in a steep discount to PDC’s intrinsic value. The election of three new directors will instill much needed accountability and a fresh perspective at the Company. It’s certainly time for change.

“Those who are familiar with PDC, and the public U.S. E&P space, fully understand that the sector is becoming increasingly ‘uninvestable’ due, in large part, to excessive SG&A, a misguided focus on production growth, and misalignment of executive compensation. Under the watch of PDC’s current Board, the Company continues to resoundingly check each of these value destructive boxes while claiming a ‘commitment to capital efficiency.’

“The Board nominees that we have put forth are solely committed to doing what is in the best interests of the Company and all of its stockholders over the near and long term. Each nominee possesses extensive E&P expertise – both operational and financial – and we believe the election of Dell, Gould, and Adelson would send a strong signal from the investment community that they want the Company to seriously consider taking required steps towards improving performance, maximizing shareholder value and, in turn, becoming an attractive investment opportunity.”

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1 Source: publicly available information on PDC.

Nominee bios:

  Ben Dell is the founder of Kimmeridge where he leads the firm’s investment activities, including overseeing the screening and diligence of new geological opportunities as well as the negotiation and execution of investment strategies. In 2016, Mr. Dell led the sale of Kimmeridge’s Delaware Basin assets to PDC. Prior to founding Kimmeridge, Mr. Dell served as Co-Head of Energy Investments at AllianceBernstein and prior to that he was a Senior Equity Research Analyst for Oil and Gas E&P at Sanford Bernstein. Mr. Dell was also a member of British Petroleum’s M&A and finance group. He received an undergraduate degree in Earth Sciences from St. Peter’s College, Oxford.
  Alice Gould is a member of the Board of Directors of CorePoint Lodging, Inc. (NYSE: CPLG), serving on its Compensation and Nominating and Corporate Governance Committees. Alice previously led the Private Investments team at DUMAC, Inc., an investment office that manages over $18 billion for Duke University’s endowment and other assets. Her responsibilities included the evaluation, selection, and monitoring of venture capital, leveraged buyout, credit, real estate, energy, and natural resources investments. She has also served on the advisory boards of over 20 private equity and real assets partnerships in the U.S. and abroad. Prior to joining DUMAC, Alice was a management consultant and worked for ten years at IBM in various management roles. Alice received a B.S. in Engineering from Duke University (magna cum laude) and an MBA from The Fuqua School of Business at Duke University (Fuqua Scholar).
  James Adelson serves as the President and CEO of Nadel and Gussman, LLC, a fourth-generation family oil and gas business. He also serves as manager or managing partner of Nadel and Gussman’s various energy affiliates, as well as Ellbar Partners, LLC, the family office entity that focuses on non-energy related opportunities. Jim is an experienced industry executive with over 30 years in oil and gas, including management, operational strategy, exploration and development, together with significant financial expertise in corporate finance, strategic planning and risk management. Jim received his B.A. in Economics from Cornell University.

Schulte Roth & Zabel is providing legal counsel to Kimmeridge Energy.

About Kimmeridge Energy
Founded in 2012 by Ben Dell, Dr. Neil McMahon and Henry Makansi, Kimmeridge Energy is an energy private equity firm focused on making direct investments in unconventional oil and gas assets in the U.S. Rather than partner with separate management teams, Kimmeridge identifies, owns and operates each of its assets directly, maintaining an in-house geology and operating team with experience across all major E&P functions.

Kimmeridge Contact:
Noam Lockshin

646.517.7251
noam.lockshin@kimmeridge.com

Investor Contact:

Scott Winter / Jonathan Salzberger

Innisfree M&A Incorporated

212.750.5833

Media Contact:

Daniel Yunger / Cathryn Vaulman

Kekst CNC

212.521.4800

daniel.yunger@kekstcnc.com

cathryn.vaulman@kekstcnc.com

Legend

Kimmeridge and Benjamin Dell, Alice E. Gould, and James F. Adelson (collectively, the “Nominees,” together with Kimmeridge, the “Participants”) intend to file with the SEC a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from the stockholders of PDC. All stockholders of PDC are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants when they become available, as they will contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company’s stockholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/.

Information about the Participants and a description of its direct or indirect interests by security holdings is contained in the Schedule 14A filed by Kimmeridge with the SEC on March 7, 2019. This document is available free of charge from the sources indicated above.